Exhibit 99.1(a)

ADVANTA                                 Advanta Mortgage
                                         Suite 400
                                         Fort Washington, PA 19034
                                         215-283-4200




     Report of Management on Compliance with Minimum Servicing Standards


As of and for the year ended December 31, 1995, Advanta Mortgage Corp. USA has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for the same period, Advanta Mortgage Corp. USA had in effect fidelity bond coverage in the amount of $10 million and mortgage contingent liability protection coverage in the amount of $2 million.


\s\ William P. Garland         \s\ James L. Shreero
William P. Garland             James L. Shreero
Senior Vice President          Vice President
Loan Servicing                 Finance and Accounting